



--First Name=there--,

YUUUHHHHHHH!!!!

You can now post on blaam fam! You received a notification via testflight in the whee hours of the morning to update the app. Watch blaam fam live HERE!

If you haven't updated blaam fam, go to the testflight app and select the update within, that's it! If you haven't invested, *NOW IS THE TIME!!*

TEAM BLAAMAZON

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of an

---

INVEST IN BLAAM FAM

BLAAMAZON

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Blaamazon <no-reply@blaamazon.com>



BLAAM FAM UPDATE
ONE WEEK AWAY
TO COME . . .
VIDEO FEED-
PROFILE VIDEOS-
CONTENT CREATION-
BLAAM FAM

Hi --First Name=there--,

So about 5000 of you downloaded blaam fam pre-beta. You have been patiently waiting and soon that wait will be over!

In about a weeks time you will receive a notification (if you have pre beta) via testflight to update blaam fam. This update will give you access to new features. Posting, hosting videos on your profile page, and the blaam fam video feed will work!

We know a lot of you have already invested, and we can't thank you enough. If you haven't invested, or want to update your investment amount click the button below. It takes a village . . . **#blaamfam**

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

INVEST IN BLAAM FAM





GROW
TOGETHER WE CAN
WEFUNDER.COM/BLAAMAZON
BLAAM FAM
BLAAM FAM IS A SOCIAL COMMERCE PLATFORM FOR AND BY BLACK PEOPLE . . .

Hi --First Name=there--,

In the last few days our email list and user count on the test flight version of blaam fam app has grown considerably! We can not be more excited!

This email is however a ***CALL TO ACTION!*** The community has been instrumental in getting this off the ground! With that being said, click on the video below and learn how you can continue to help the blaam fam movement!

If you're riding out for blaam fam and you want to answer that call to action click the button below!

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

INVEST IN BLAAM FAM





Hi --First Name=there--,

If you've already invested in the blaam fam app, thank you! Yes, you can reinvest simply by login into your wefnder account and changing your res. amount! If you haven't invested, what's stopping you?

We've been getting a lot of heat from android users about the app. While we understand the excitement we all share for this emerging platform, resources are still necessary in order for us to continue to grow this project.

We know not everyone can invest, but if you can, click on the link below and help us push the android version out as well! Share our content, especially the commercial on tiktok as well!

Team Blaamazon

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

[**INVEST IN BLAAM FAM**]



BLAAM FAM IS A SOCIAL COMMERCE PLATFORM FOR AND BY BLACK PEOPLE . . .

Hi --First Name=there--,

Thank you so much for being one of our pre-beta beta testers! It has been a pleasure to see the app begin to take shape and watch the user count grow! So far over 2k+ subscribed to the app and about 1500 downloaded and created a profile.

That's not bad for an app that has very few functions operational! We want to know your thoughts about the app so far! Make a tiktok video and tag us @*blaamazoncorporation* Use hashtag ***#BlaamFamTester***

While we are enjoying the progress, to ensure continued growth we need resources. If you've already made a reservation to invest in blaam fam, thank you so much! You can change your reservation amount if you like by logging into your wefunder profile and increasing your res. amount. For those of you who haven't but wish to reserve a spot to invest in blaam fam, click the link below!

We are almost at the finish line. Because of people like you in the community we will continue to grow! Please tell your friends, family, anyone who is interested in supporting black creators and brands about blaam fam! We'll see you at the top!

Team Blaamazon

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

INVEST IN BLAAM FAM



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